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[VIVENDI LOGO]


          Vivendi Universal Confirms That U.S. Federal Trade Commission
            Has Approved Sale of Seagram Spirits and Wine Business to
                            Diageo and Pernod Ricard

-        Vivendi Universal Very Pleased With Commission's Clearance
-        Sale Expected to Close by Friday, December 21, 2001

Paris and New York, December 19, 2001 - Vivendi Universal (Paris Bourse: EX FP;
NYSE: V) confirmed today that the U.S. Federal Trade Commission (FTC) has approved a consent decree clearing the way for the sale of the company's Seagram Spirits and Wine business to Diageo PLC and Pernod Ricard S.A. With FTC approval, Vivendi Universal expects the sale to close by Friday, December 21, 2001.

Commenting on today's FTC ruling, Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal, said: "I am extremely pleased that the Commission has cleared the sale of Seagram's spirits and wine business to Diageo and Pernod Ricard. As we have previously stated, the receipt of approximately $8.1 billion in proceeds from the sale will allow us to repay debt and fund other general corporate needs.

"As CEO of Seagram, Edgar Bronfman, Jr. (now Executive Vice Chairman of Vivendi Universal) was instrumental in capitalizing on the power and profitability of Seagram's spirits and wine heritage business, by delivering steady returns and strong free cash flow. The strength of Seagram's management team and the company's premium brand portfolio is a testament to Edgar's leadership. During his tenure, he not only grew shareholder value, but also completely transformed Seagram into an entertainment success story," Mr. Messier concluded.

About Vivendi Universal:

Media and Communications and Environmental Services: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The Music business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The Publishing business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms. The TV and Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal.

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Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.


IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the company, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.


MEDIA RELATIONS CONTACTS:                          INVESTOR RELATIONS CONTACTS
New York - Vivendi Universal                       New York - Vivendi Universal
Anita Larsen                                       Eileen McLaughlin
212-572-1118, or                                   212-572-8961
Mia Carbonell
212-572-7556                                       Paris - Vivendi Universal
                                                   Laurence Daniel
Paris - Vivendi Universal                          011-33-1-71-71-1233
Antoine Lefort
011-33-1-71-71-1180

New York - Seagram Spirits and Wine
Vicki Nobles
212-572-7949

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